CURRENT TECHNOLOGY CORPORATION/
CORPORATION TECHNOLOGIE AU COURANT

Suite 1430 – 800 West Pender Street
Vancouver, British Columbia  V6C 2V6
Telephone: (604) 684-2727

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of Current Technology Corporation/Corporation Technologie Au Courant (the “Corporation”) will be held at the offices of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia on Friday, June 29, 2007 at 2:00 p.m. for the following purposes:

1.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2006 together with the auditor’s report thereon.

2.

To appoint HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, as the auditor of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect five directors for the ensuing year.

4.

To approve generally, the granting of incentive stock options, both within and outside of the 2004 Stock Option and Stock Bonus Plan, and to approve the exercise of any stock options granted to insiders.

5.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed May 21, 2007 as the Record Date for determining the shareholders who are entitled to receive notice and vote at the Meeting.

Shareholders unable to attend the meeting in person are requested to read the enclosed Proxy Circular and Proxy and then complete and deposit the Proxy in accordance with its instructions.  Unregistered shareholders must deliver their completed proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia the 1st day of June, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“Robert K. Kramer”

Robert K. Kramer, President